Mail Stop 4561

      February 8, 2007

John P. Yeros, Chairman
MPC Corporation
906 E. Karcher Road
Nampa, ID 83687

Re:	MPC Corporation, f/k/a HyperSpace Communications, Inc.
	Form S-3/A
	Filed on January 12, 2007
	File No. 333-138529
	Forms 10-KSB and 10KSB/A for the fiscal year ended December
31,
2005
	Filed on March 31, 2006 and April 28, 2006, respectively
	Form 10-QSB for the quarter ended September 30, 2006
	File No. 001-32306

Dear Mr. Yeros:

      We have reviewed the above-captioned filings and have the following additional comments.

Form S-3

General
1. We refer you to prior comment 1 and note your response. However, your response provides no support for the company`s continued belief that this is a transaction that pertains only to securities offered or sold solely by or on behalf of a person or persons other than the registrant and is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In this regard, it appears as though your registration statement is registering approximately 27 million shares of common stock on behalf of affiliates of MPC, which is significantly greater than the number of shares of common stock that were outstanding as of
December 31, 2005. Accordingly, your transaction appears to be a primary offering. Therefore, it appears appropriate to file a registration statement for the resale of common stock underlying your convertible debentures and warrants at the time of each conversion because it does not appear that the company is eligible to conduct a primary offering on a delayed or continuous basis under Rule 415(a)(1)(x). Also, the company must register the underlying securities on a form it is eligible to use to register the transaction as a primary offering (e.g. Form SB-2 or Form S-1), identify the selling security holders as underwriters in the registration statement and include the price at which the underwriters will sell the securities.
2. Upon filing a registration statement on a form that MPC is eligible to register the transaction as a primary offering, please disclose the following additional information:

* tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure. Also, please disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

* tabular disclosure comparing:

* the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

* the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

* the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

* the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

* the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.



In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

* a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.
3. We note that your initial registration statement included the registration of 34,729,590 shares of common stock. However, we note that your amended Form S-3 is registering 38,995,167. Please advise of the circumstances resulting in this change. Were the private placements of the shares of common stock and the warrants completed prior to the filing of the initial registration statement?
4. We refer you to prior comment 3. Although we understand that the matters proposed in the proxy statement have already been approved by the Company`s shareholders, please advise of the basis for your belief that the definitive proxy statement, as filed on EDGAR and delivered to security holders, met the requirements of the proxy rules and
Schedule 14A. In responding to this comment, please address the comments issued to the company regarding your preliminary proxy statement on December 4, 2006.

Selling Shareholders, page 16
5. We refer you to prior comment 5. Although it appears as though you have identified the natural person or persons who exercise voting and/or dispositive power over the shares held of record by most of the non-natural persons disclosed in your selling shareholder table, it does not appear that you have provided this disclosure for all non-natural selling shareholders. For example, while you state that Stewart Flink, Robert Hoyt and Daniel Warsh have delegated authority regarding the portfolio management decisions of Crestview Partners, it is unclear whether they exercise voting and/or dispositive power over the shares held of record by Crestview Capital Master, LLC.
Please
revise to clarify. Similar disclosure should be provided regarding the natural person disclosure of Rockmore Investment Master Fund Ltd.
6. We note that you separately disclose the beneficial ownership of
Enable Growth Partners LP and Enable Opportunity Partners LP. However, according to your footnotes, Mitch Levine has sole voting and dispositive power over the shares held of record of both entities. Please advise why the shares held by Enable Growth Partners LP and Enable Opportunity Partners LP have not been aggregated for the purposes of disclosing beneficial ownership or revise your disclosure.

Part II, page II-1

Item 28.  Undertakings, page II-8
7. We note that your registration statement includes the undertaking in Item 512(a)(4). Please advise of the basis for your belief that this undertaking is appropriate or remove it. In this regard, we note that this undertaking contemplates the initial distribution of securities in a primary offering.

Form 10-KSB for the year ended December 31, 2005

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 28
8. We note your response to prior comment number 2 with respect to your use of the EBITDA non-GAAP measure in your results of operations discussion. Please address the following comments with respect to your response.

* Your disclosure states that you use non-GAAP financial measures to analyze your "core business operations." Explain why you believe that your core business operations do not include the expenses that are excluded from your non-GAAP results when such items generally represent recurring expenses that result from your operating activities. Address why you believe that excluding certain non-cash charges is a proper reflection of your core business. Note that Question 8 of the Frequently Asked Questions Regarding the Use of Non-
GAAP Financial Measures states, "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items." Therefore, you must either demonstrate the usefulness of your non-GAAP measures or eliminate such measures from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is probable that the financial impact of the depreciation and amortization or stock-based compensation will become immaterial within a near-finite period.

* We note that you eliminate stock-based compensation in your non-GAAP financial measure. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations. Stock-based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipient`s overall compensation package, then how does management determine that an employee`s performance would remain unchanged such that it would not affect the Company`s overall operations. For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

* Your response indicates that you use the EBITDA non-GAAP measure to evaluate the financial covenants of your credit facility.
Therefore,
it appears your EBITDA non-GAAP measure is an operating cash flow measure. If this is correct, Item 10(e)(i)(B) of Regulation S-B would require that such measure be reconciled to cash flows from operations.
Please advise.

Item 8A.  Controls and Procedures, page 39
9. We refer you to the draft disclosure provided as a result of prior
comment 14.  More specifically, we note your proposed disclosure on
page 4 of your response letter that you "maintain a set of
disclosure
controls and procedures designed to ensure that information
required
to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and
Exchange
Commission ("SEC") rules and Forms" and on page 6 of your response letter that "[b]ased upon the evaluation of Disclosure Controls described above, [y]our CEO and CFO have concluded that [y]our Disclosure Controls were effective to provide reasonable assurance that material information relating to MPC Corporation is made known to management, including the CEO and CFO, so that required
disclosures
have been included in this report on Form 10-KSB."    Item 307
requires that your chief executive officer and chief financial officer evaluate the effectiveness of your disclosure controls and procedures as specifically defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your proposed text suggests that the disclosure controls and procedures that will be evaluated by your chief executive officer and chief financial officer are different than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Accordingly, revise your proposed disclosure to clarify that MPC will evaluate its disclosure controls and procedures as required by the above referenced rules or otherwise advise.
10. We refer you to the proposed disclosure regarding the company`s internal control over financial reporting on page 5 of your response letter and note that it suggests that the company has conducted an evaluation of its internal control over financial reporting. To the extent that you include this language in your filed documents, please revise to explain, if true, that although you include a discussion regarding the company`s internal control over financial reporting, the company is not subject to the requirements of evaluating its internal control over financial reporting and that the company has not done everything required to comply with such requirements. Also, your disclosure should be clarified to explain what type of evaluation, if any, has been done versus what will be required in a true assessment of the company`s internal control over financial reporting. Further, it may be helpful to investors to discuss where the company is in the process of preparing to fully comply with Item 308(a) and (b) of Regulation S-B or Regulation S-K, as applicable.

Note 3 - Summary of Significant Accounting Policies and Use of
Estimates

Revenue Recognition, 53
11. Your response to prior comment number 4 indicates that you apply the fair value provisions of EITF 00-21 to determine the fair value of your extended/enhanced warranty element. Clarify whether this element is in the scope of FTB 90-1. If so, clarify why you are using the separation guidance of EITF 00-21 to allocate fair value to this element as opposed to the separation guidance of FTB 90-1; we refer you to paragraph 4.a.ii of EITF 00-21. If this element is not in the scope of FTB 90-1, tell us how you applied EITF 03-5 when determining that this element is not a software-related element.
12. Your response to prior comment number 4 indicates that you "refer to list prices to determine the fair value of the various components in a sale" to establish VSOE of the software and software-related elements in your arrangements. However, a price list, in and of itself, does not qualify as VSOE of fair value. Thus, in the absence of renewal rates, VSOE of fair value should be based on the actual amount charged to specific groups of customers when the element is sold separately. Therefore, please clarify whether your separate sales of PCS supports of your conclusion that the list price is representative of VSOE of fair value. As part of your response, tell us whether the prices charged in separate PCS sales vary from customer to customer and if so, how you determined the separate prices are supportive of using the list price as VSOE of fair value.
13. Your response to prior comment 5 indicates that you apply the residual method pursuant to paragraph 6.b of SOP 98-9 when you have not established VSOE of your delivered elements. However, your response to prior comment number 4 indicates that you have established
VSOE of fair value of all elements in your arrangements, including the delivered software and hardware elements. Please clarify whether you have established VSOE of fair value of the delivered elements in your arrangements and whether or not you apply the residual method to allocate fair value in your arrangements.

14. Your response to prior comment number 6 states that you "take title to a product before that product is ordered by a customer (if the product is in inventory)." This indicates that there may be situations that you do not maintain the product in inventory. Clarify whether you have unmitigated general inventory risk based on the guidance of paragraph 8 of EITF 99-19 in all of your reseller arrangements. As part of your response, clarify whether you maintain the product in inventory before the product is ordered by the end customer in all of your sales arrangements. In addition, clarify whether your arrangements provide any provisions that allow you the right to return unsold products to the supplier or receive price protection from the supplier.
15. Your response to prior comment number 6 also indicates that you sell third-party services in connection with the sales of the products. Please further clarify how you have determined that you are the primary obligator for the services that you resell. Tell us the nature of the services that you sell on behalf of third parties and your role in fulfillment of these services.
Note 11 - Segment Information, page 69
16. Your response to prior comment number 7 states that you believe providing the pro-forma segment disclosure in lieu of providing segment disclosure of your actual results of operations as reported provides more meaningful information and enhances the usefulness to the user of the financial statements. However, providing segment disclosures on a pro-forma basis does not comply with the disclosure requirements of SFAS 131 as your segment disclosures should be based on your financial results as reported in your statement of operations.
Please advise how you plan to comply with the segment disclosure guidance of SFAS 131.
17. We note that you have changed the composition of your reportable segments in fiscal year 2006 to exclude certain corporate and other expenses from your segment operating income (loss) measure. Since you have changed the composition of your reportable segments in fiscal year 2006, the corresponding information for earlier annual periods incorporated by reference into your registration statement should be recast; see paragraphs 34 and 35 of SFAS 131. That is, the segment disclosures included in your Form 10-KSB for the fiscal year ended December 31, 2005 need to be recast to correspond to your new reportable segment disclosures. We refer you to Section II.L.4 of the
Current Accounting and Disclosure Issues in the Division of Corporation Finance released on November 30, 2006.




Form 10-KSB/A for the year ended December 31, 2005
18. We refer you to prior comment 17 and note your amended 10-KSB filed on January 17, 2007. Although this amended filing contains the certifications that were filed in incomplete form in Amendment No.
1
to the Company`s 10-KSB filed on April 28, 2006, it does not appear that this amendment contains the Part III information previously filed. Because the certifications should relate to the entire amended
Form 10-KSB filed on April 28, 2006, please file an amended Form
10-
KSB with Part III information, not just the exhibit list and signature pages. See Question 17 to the Division of Corporation Finance:
Sarbanes-Oxley Act of 2002 - Frequently Asked Questions of
November 8,
2002 and revised on November 14, 2002.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

Prepaid Maintenance and Warranty Costs, page 10
19. Your response to prior comment number 10 indicates that you recognize maintenance and warranty expense proportionately and over the same period that deferred revenue is recognized as revenue pursuant to SAB Topic 13, Section A.f, Question 5. However, this guidance states that such expenses may be expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-
1 or paragraph 5 of Statement 91. Since it does not appear you are not expensing costs as incurred, it does not appear you are applying the guidance of SAB Topic 13. Therefore, please clarify if these costs relate to revenue that is in the scope of FTB 90-1. If so, you would be required to apply the provisions of paragraph 4 of FTB 90-1 to account for these costs. If not, please clarify whether you are applying the provisions of Technical Bulletin 90-1 or SFAS 91 to account for these costs. Please clarify how your accounting policy fully complies with the literature that you are applying.

Note 4 - Impairment of Acquired Intangibles and Goodwill, page 12
20. Your response indicates that you have not tested for goodwill impairment at the reporting unit level because you have not allocated goodwill by reportable segment. However, paragraph 34 of SFAS 141 requires you to assign all goodwill acquired in a business combination to one or more reporting units for the purpose of testing goodwill impairment. Therefore, please clarify how your policy complies with paragraphs 30 through 35 of SFAS 141. We refer you to the guidance in paragraph B121 of SFAS 141.




Note 8 - Segment Information, page 18
21. Your response to prior comment number 9 indicates that your "management routinely reviews operating performance by segment gross margin." Clarify whether your gross margin measure is reported to your chief operating decision maker. If so, clarify how your chief operating decision maker uses this information. In addition, please clarify why you believe this information is useful to investors. We refer you to questions 8 and 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
22. If you conclude that your non-GAAP segment operating income
(loss)
measure is useful to investors, please ensure to include all disclosures required by Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures. It does not appear that your disclosure complies with this guidance as you have not identified the measure of a non-GAAP measure, provided a reconciliation between your GAAP and non-GAAP measure, or any of the disclosures required by Question 8. Please advise how you plan to fully comply with this disclosure guidance.
Closing

      As appropriate, please amend your registration statement and respond to the comments relating to your Exchange Act filings within
10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Chris White at (202) 551-3461 or Stephen
Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3735 with any other questions.


								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Patrick Simpson, Esquire
	Sonny Allison, Esquire
	Perkins Coie LLP
	1899 Wynkoop Street, Suite 700
	Denver, Colorado 80202



John P. Yeros
MPC Corporation
February 8, 2007
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE